SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the Month of July 2002

                                  WPP GROUP PLC
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                 (Translation of registrant's name into English)

                     27 Farm Street, London W1X 6RD England
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          Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F            X          Form 40-F
          ----------------------          ------------------------


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


          Yes                             No                     X
          ----------------------          ------------------------






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                                  EXHIBIT INDEX
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Exhibit No.     Description
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99.1            Press Release dated July 4, 2002.










































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


                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereto duly authorized.

                                               WPP GROUP PLC
                                               -------------
                                               (Registrant)


Date:   July 4, 2002                           By: /s/ Paul Richardson
                                                   -------------------
                                                   Paul Richardson
                                                   Group Finance Director






























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